Exhibit 8.1

Subsidiaries of the Registrant

Legal Name of Subsidiary	Jurisdiction of Organization
Riskified, Inc.	United States
Riskified (Shanghai) Information Technology Co., Ltd.	China
Riskified (Japan) K.K.	Japan